


SEC MAIL
RECEIVED
PROCESSING
NOV 2 1 2005
WASH, D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 11/30

SEC FILE NUMBER
8-22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING SEptember 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State National Bank Building Suite 400
(No. and Street)

Frankfort (City) KY (State) 40601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Kramer 502-875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles T Mitchell Co
(Name – *if individual, state last, first, middle name*)

PO Box 698/201 West Main Street (Address) Frankfort (City) KY (State) 40602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 1/23/06 CM

OATH OR AFFIRMATION

I, Frederick Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities, as of November 17, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Treasurer

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. Not Required
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Required
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not Required
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Required

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

For Years Ended September 30, 2005 and 2004

TABLE OF CONTENTS

Independent Auditor's Report 1
Comparative Statements of Financial Condition 2
Comparative Statements of Income 3
Comparative Statements of Equity 4
Comparative Statements of Cash Flows 5
Notes to the Financial Statements 6-9
Schedules I, II, and III 10-11
Auditor's Report on Supplementary Information 12
Supplementary Information 13-14

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A
Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA



201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have audited the statements of financial condition of the First Kentucky Securities Corporation as of September 30, 2005 and 2004 and the related statements of income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the First Kentucky Securities Corporation as of September 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 4, 2005

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2005 AND 2004

	2005	2004
ASSETS		
Current Assets		
Cash	$ 133,267	$ 111,548
Accounts Receivable-Employees	698	1,847
Accounts Receivable-Trade	55,415	38,942
Interest Receivable	1,118	1,802
Inventory	192,970	427,570
Officer Receivable		1,500
Total Current Assets	383,468	583,209
Property and Equipment-Net	16,225	6,216
Other Assets		
Deferred Tax Assets	42,375	42,375
Insurance-Cash Surrender Value	21,114	17,839
Investment in Subsidiary	100	100
Total Other Assets	63,589	60,314
TOTAL ASSETS	$ 463,282	$ 649,739
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts Payable	$ 3,518	$ 13,837
Notes Payable	103,676	167,831
Payroll and Withholdings Payable	25,599	15,350
Total Liabilities	132,793	197,018
EQUITY		
Common Stock-150 Shares Issued Par Value $500	75,000	75,000
Additional Paid in Capital	153,376	153,376
Retained Earnings	129,613	252,345
Less: Treasury Stock-55 Shares and 56 Shares Par Value $500	(27,500)	(28,000)
Total Equity	330,489	452,721
TOTAL LIABILITIES AND EQUITY	$ 463,282	$ 649,739

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF INCOME
FOR YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
REVENUE		
Advisory Fees	$ 86,927	$ 28,537
Commissions	380,004	452,458
Consulting Fees		2,000
Fiscal Agent Fees-Net	309,216	408,378
Interest	17,301	12,538
Joint Account Fees	25,737	34,322
Managed Account Fees-Net	16,598	
Miscellaneous	27,863	27,354
Private Placement Fees	3,750	10,250
Trading Account Fees	115,104	65,182
Underwriting Fees-Net		24,865
Total Revenue	982,500	1,065,884
EXPENSES		
Communication and Promotion	138,200	93,666
Depreciation	4,082	5,580
Interest Expenses	9,486	6,206
Office Rent and Expenses	207,966	128,066
Officer and Employee Benefits	138,169	125,440
Officer and Employee Compensation	494,578	530,829
Other Operating Expenses	51,958	21,379
Service Fees	60,793	55,988
Total Expenses	1,105,232	967,154
Net Income Before Income Taxes	(122,732)	98,730
Income Taxes		19,467
Net Income	$ (122,732)	$ 118,197
Earnings per Share		
Net (Loss)/Income - 95 and 94 Shares Issued	$ (1,292)	$ 1,257

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF EQUITY
FOR YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	Common Stock		Additional Paid in	Treasury Stock		Retained
	Shares	Amount	Capital	Shares	Amount	Earnings
Balances October 1, 2003	$ 150	$ 75,000	$ 153,376	$ (56)	$ (28,000)	$ 134,148
Net Income						118,197
Balances September 30, 2004	150	75,000	153,376	(56)	(28,000)	252,345
Shares - Redeemed				(41)	(20,500)	
Shares - Issued				42	21,000	
Net (Loss)						(122,732)
Balances September 30, 2005	$ 150	$ 75,000	$ 153,376	$ (55)	$ (27,500)	$ 129,613

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF CASH FLOW
FOR YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)/Income	$ (122,732)	$ 118,197
Adjustments to Reconcile Net Income to Net Cash Provided/(Used) by Operating Activities:		
Depreciation	4,082	5,580
Changes in Assets and Liabilities:		
(Increase) in Accounts Receivable	(13,824)	(8,640)
(Increase) in Insurance Surrender Cash Value	(3,275)	(2,239)
Decrease in Interest Receivable	684	1,362
Decrease/(Increase) in Inventory	234,600	(64,007)
(Increase) in Deferred Tax		(19,467)
(Decrease) in Accounts Payable	(10,319)	(754)
Increase/(Decrease) in Payroll and Withholdings Payable	10,249	(11,815)
Total Adjustments	222,197	(99,980)
Net Cash Provided by Operating Activities	99,465	18,217
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital Purchases	(14,091)	
Investment in Subsidiary		(100)
Total Investment Activities	(14,091)	(100)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes Payable-Net	(64,155)	(68,730)
Stock-Net	500	
Total Financing Activities	(63,655)	(68,730)
Net Increase in Cash	21,719	(50,613)
Cash-Beginning of Year	111,548	162,161
Cash-End of Year	$ 133,267	$ 111,548
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year For:		
Interest	$ 9,486	$ 6,206

The accompanying notes are an integral part of these financial statements.

ENTITY

First Kentucky Securities Corporation is a full service broker/dealer. The Company specializes in providing financial advisory services to public entities and the trading and underwriting of Kentucky tax free municipal bonds.

BASIS OF ACCOUNTING

The Company's securities transactions and the related profit or loss are recorded on a trade date basis, except that transactions are not recognized until pricing is established. All other income is recognized when earned. All expenses are recognized when incurred.

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital as defined under such provisions. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2005 and 2004 are shown on page 10 of this report.

CORPORATE INCOME TAX/DEFERRED TAXES

The Corporation has reported no federal or state income tax liability at September 30, 2005 and 2004. A deferred tax asset of $42,375 for September 30, 2005 and 2004 is recognized for net operating loss carry-overs and tax credits. There was no increase or decrease in the deferred tax assets as a result of current operations. And this amount may be subject to future reduction if evidence indicates it is more likely than not that some or all of the deferred assets will not be realized. These benefits will be used to offset future federal and state tax liabilities to the extent permitted by federal and state tax laws.

A permanent accounting difference between book and taxable (loss)/income exists because of tax-exempt bond interest and non-deductible expenses. Tax (loss)/income and pre-tax book (Loss)/income are reconciled as follows:

	Federal		State	
	2005	2004	2005	2004
Net (Loss)/Income Per Books	$ (122,732)	$ 118,197	$ (122,732)	$ 118,197
Non Taxable Items	4,306	(19,329)	4,306	(19,329)
Tax Exempt Bond Interest	(17,527)	(11,585)	(17,527)	(11,585)
Depreciation Difference Between Book and Tax	2,137	3,199	1,769	2,541
Tax (Loss)/Income	$ (133,816)	$ 90,482	$ (134,184)	$ 89,824

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are scheduled below by classification. Depreciation expense for the fiscal years ended September 30, 2005 and 2004 was $4,082 and $5,580, respectively.

	Cost		Accumulated Depreciation		Net Book Value	
	2005	2004	2005	2004	2005	2004
Office Equipment	$ 66,476	$ 52,385	$ 50,929	$ 47,298	$ 15,547	$ 5,087
Furniture and Fixtures	9,362	9,362	8,684	8,233	678	1,129
Lease Improvements		13,280		13,280		
Totals	$ 75,838	$ 75,027	$ 59,613	$ 68,811	$ 16,225	$ 6,216

INVENTORY

Schedule below is Kentucky tax free municipal inventory as of September 30, 2005 and 2004, respectively.

	2005	2004
Kentucky Housing Corp 4.15% Maturing 01/01/12 $75,000	$	$ 75,088
Kentucky Housing Corp 5.00% Maturing 07/01/30 $250,000		251,250
Kentucky State Property and Buildings 5.75% Maturing 10/01/19 $25,000		22,537
Kentucky Infrastructure Authority 5.00% Maturing 08/01/20 $10,000		11,102
Lewis County Kentucky School Building 4.90% Maturing 12/01/07 $25,000		27,021
Lincoln County Park Project 4.20% Maturing 08/01/19 $40,000		40,572
Kentucky State Properties and Buildings 4.00% Maturing 08/01/18 $60,000	59,437	
Kentucky State Properties and Buildings 4.00% Maturing 08/01/19 $25,000	24,610	
Kentucky Housing Corp 4.70% Maturing 07/01/35 $90,000	88,575	
Kentucky State Properties and Buildings 5.75% Maturing 10/01/09 $10,000	10,903	
Kentucky State Properties and Buildings 4.125% Maturing 08/01/23 $10,000	9,445	
Totals	$ 192,970	$ 427,570

Securities inventory is adjusted to market value. Any difference is reported as unrealized gain or loss.

AVAILABILITY OF STATEMENT OF FINANCIAL CONDITION

The statement of financial condition of the most recent audit report of the First Kentucky Securities Corporation is available for review at the office of the corporation at Suite 400, State National Bank Building, Frankfort, Kentucky and at the regional and principal offices of the Securities and Exchange Commission.

NOTES PAYABLE

	2005	2004
Funds on brokerage margin account at RBC Dain. The interest rate is 4.50%.		$ 167,831
Funds on brokerage margin account at RBC Dain. The interest rate is 6.50%.	$ 103,676	

The loans are secured by bonds, which are held in inventory. Interest expense for the fiscal years ended September 30, 2005 and 2004 totaled $9,486 and $6,206, respectively.

ESTIMATES

The preparation of financial statement in conformity with generally accepted accounting principles requires management to makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

The company uses the direct write off method for uncollectible accounts. Write offs are current and this method does not differ materially from generally accepted accounting principles.

PENSION PLAN

First Kentucky Securities Corporation has established a salary reduction employee pension (SAR/SEP) plan. Employees contribute through payroll deduction. Contributions by employees are limited to amounts permitted by current tax laws. Employer contributions are made at the discretion of management. No discretionary contributions were made by the company during the years ended September 30, 2005 and 2004, respectively.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, demand deposits, and investments with original maturities of three months or less.

INSURANCE – CASH SURRENDER VALUE

The insurance policies carried on the lives of two officers had a cash surrender value of $21,114 and $17,839 on September 30, 2005 and 2004, respectively. The beneficiary of these policies is the corporation.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, sick days, and personal days, depending on job classifications, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

TREASURY STOCK

The company holds 55 and 56 shares of stock in treasury as of September 30, 2005 and 2004, respectively. The transaction is reported on the statement of financial condition at cost and as a deduction from equity. The cost of the treasury stock is $27,500 and $28,000 as of September 30, 2005 and 2004 respectively.

OFFICER RECEIVABLE

As of September 30, 2005 and 2004, an officer receivable totaling $0 and $1,500 is uncollateralized, interest free and due on demand.

INVESTMENT IN SUBSIDIARY

First Kentucky Securities has formed a subsidiary entitled First Credit Advisors. The subsidiary was formed for the purpose of providing consulting/advisory work in the state of Arizona. First Kentucky Securities owns 100% of the subsidiary stock. Since First Kentucky Securities has the ability to exercise significant influence over operating and financial policies of First Credit Advisors, the investment is accounted for under the equity method. Under the equity method net earnings of the First Credit Advisors is included in the activity of First Kentucky Securities. Because First Kentucky Securities uses the equity method, all intercompany accounts and transactions have been eliminated.

ACQUISITION EXPENSE

As of September 30, 2005 42 shares of First Kentucky Securities treasury stock was exchanged for shares in two limited liability companies operated by two employees. No cash was exchanged for either stock transaction. First Kentucky Securities reported the issuance of treasury stock at $500 par value per share and as a reduction in equity.

SCHEDULE I
FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2005 AND 2004

	2005	2004
NET CAPITAL		
Equity	$ 330,489	$ 452,721
Deductions and/or Charges		
Non Allowable Assets		
Accounts Receivable-Employees	698	1,847
Deferred Tax Assets	42,375	42,375
Officer Receivable		1,500
Property and Equipment-Net	16,225	6,216
Total Deductions	59,298	51,938
Net Capital Before Percentage Reductions	271,191	400,783
Pursuant to Rule 15c3-1		
Reduction of Securities Held in Inventory	12,293	26,812
Net Capital	$ 258,898	$ 373,971
AGGREGATE INDEBTEDNESS		
Accounts Payable and Payroll	$ 29,117	$ 29,187
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 158,898	$ 273,971
Ratio of Aggregate Indebtedness to Net Capital	.11 to 1	.08 to 1
RECONCILIATION WITH COMPANY CALCULATION		
Net Capital as Reported in Focus Report	$ 250,628	$ 356,928
Audit Adjustments to Account Balance	8,270	17,043
Net Capital (Above)	$ 258,898	$ 373,971

SCHEDULE II
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
For Fiscal Years Ended September 30, 2005 and 2004

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2005 and 2004 and have submitted our report thereon dated November 4, 2005. As part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 14 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In our opinion, the corporation has complied with the possession and control requirements of SEC Rule 15c3-3. In addition, the corporation has formal procedures insuring proper compliance and reporting of security transactions, pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Charles T. Mitchell Co.

Charles T. Mitchell Co.

SCHEDULE III
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO SUBORDINATE LIABILITIES
REQUIRED BY RULE 17-A-5
For Fiscal Years Ended September 30, 2005 and 2004

STATEMENT OF CHANGES IN SUBORDINATE LIABILITIES	2005	2004
Subordinated Liabilities at Beginning of Year	$ 0	$ 0
Increase in Liabilities	0	0
Decrease in Liabilities	0	0
Subordinated Liabilities at End of Year	$ 0	$ 0

Charles T. Mitchell Company, LLP

Certified Public Accountants

WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A.

Consultants

CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA



201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

Our report on our audits of the basic financial statements of First Kentucky Securities Corporation for 2005 and 2004 appears on pages 1 through 11. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 4, 2005

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE SCHEDULES OF OPERATING EXPENSES
FOR YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Communication and Promotion		
Advertising	$ 20,714	$ 14,722
Information Systems	58,391	46,825
Telephone	31,626	25,487
Travel and Entertainment	27,469	6,632
Total	$ 138,200	$ 93,666
Interest Expense	$ 9,486	$ 6,206
Office Rent and Expense		
Contract Labor	$ 78,907	$ 9,989
Dues and Subscriptions	4,514	7,545
Equipment Rent, Repair and Maintenance	7,317	6,362
Miscellaneous	7,916	6,673
Office Rent	48,948	45,600
Office Supplies and Expense	23,463	21,204
Postage and Shipping	12,302	17,138
Professional Fees	23,537	12,716
Utilities	1,062	839
Total	$ 207,966	$ 128,066
Officer and Employee Benefits		
Insurance	$ 92,750	$ 78,796
Payroll Taxes	44,413	43,914
Training	1,006	2,730
Total	$ 138,169	$ 125,440
Officer and Employee Compensation		
Office and Sales Salaries	$ 333,544	$ 244,268
Officer Salaries	161,034	286,561
Total	$ 494,578	$ 530,829
Other Operating Expenses		
Acquisition	$ 21,000	$
Insurance	4,534	7,386
Regulatory Fees	16,709	4,073
Taxes and Licenses	2,999	6,627
Vehicle Lease	6,716	3,293
Total	51,958	21,379
Service Fees		
Bank Charges	$ 565	$ 190
Clearing Fees	60,228	55,798
Total	60,793	55,988

See auditor's report on supplementary information.

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A.

Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA



201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

STUDY AND EVALUATION OF INTERNAL CONTROL

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2005 and 2004 and have submitted our report thereon dated November 4, 2005. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 which contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extend of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transaction or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the fiscal years ended September 30, 2005 and 2004, which was made for the purpose set forth above and would not necessary disclose all weaknesses in the system, disclosed no weaknesses which we believed to be material.

Charles T. Mitchell Co.

November 4, 2005